UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quaker Chemical Corporation

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

747316107

 (CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 869,498(1)
	8.	Shared Voting Power: 3,404,453(2)
	9.	Sole Dispositive Power: 869,498(1)
	10.	Shared Dispositive Power: 3,404,453(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,273,951(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 24.1%(3)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 869,498 shares of Common Stock beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság, of which 369,498 shares of Common Stock are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D, as defined below).

(2) Consists of 3,404,453 shares of Common Stock beneficially owned by QH Hungary Holdings Limited but held in the name of a Margin Lender (as defined below) pursuant to a Pledge and Security Agreement (as defined below) entered into in connection with the Margin Loan Agreement (as defined below).

(3) Based upon 17,732,818 shares of Common Stock outstanding as of February 29, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 20, 2020.

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CUSIP No. 747316107
1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,404,453(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,404,453(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,404,453(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 19.2%(2)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 3,404,453 shares of Common Stock beneficially owned by QH Hungary Holdings Limited but held in the name a Margin Lender (as defined below) pursuant to a Pledge and Security Agreement (as defined below) entered into in connection with the Margin Loan Agreement (as defined below).

(2) Based upon 17,732,818 shares of Common Stock outstanding as of February 29, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 20, 2020.

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SCHEDULE 13D/A

Introductory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 9, 2019 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 1 is being filed as a result of a private transfer of 3,404,453 shares of Common Stock of the Issuer by Gulf Hungary Holding Korlátolt Felelősségű Társaság, a Hungarian limited liability company (“Gulf Hungary”), to QH Hungary Holdings Limited, an exempted company organized under the laws of the Cayman Islands ("QH Hungary"), which is a wholly-owned subsidiary of Gulf Hungary. After the transfer, QH Hungary became the direct beneficial owner of 3,404,453 shares of Common Stock of the Issuer and Gulf Hungary became the indirect beneficial owner of the same 3,404,453 shares of Common Stock of the Issuer. Gulf Hungary continues to be the direct beneficial owner of a separate 869,498 shares of Common Stock of the Issuer. The transferred shares of the Issuer will remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto. The transferred shares are also subject to a Pledge and Security Agreement (as defined below). This Amendment No. 1 adds QH Hungary as an additional reporting person to the Original Schedule 13D.

This Amendment No. 1 is filed jointly by the undersigned Reporting Persons (as defined in Item 2 below). All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to the amended and additional information provided for such item in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (c) This statement is being jointly filed by Gulf Hungary and QH Hungary (collectively, the “Reporting Persons”), with respect to the shares of Common Stock directly held by the Reporting Persons. Gulf Hungary is a limited liability company organized under the laws of Hungary with its principal business address at BAH Center, 2 Furj Street, 1124 Budapest, Hungary. QH Hungary is an exempted company organized under the laws of the Cayman Islands with its principal registered address at Sterling Trust Cayman Limited, Whitehall House, 238 North Church Street, P.O Box 1043, George Town, Grand Cayman KY1-1102, Cayman Islands. The principal business of each Reporting Person is a holding company. QH Hungary’s place of management and control is exercised in Hungary, at BAH Center, 2 Furj Street, 1124 Budapest, Hungary.

The name, present principal employment and citizenship of each director and executive officer of each Reporting Person is set forth below.

Name	Present Principal Employment	Residence or Business Address	Citizenship
Judit Rozsa	Director of the Reporting Persons and certain of their affiliates	BAH Center 2 Furj Street 1124 Budapest, Hungary	Hungary
Michael Patrick Gregory Kelleher	Director of the Reporting Persons and employee of certain of their affiliates	BAH Center 2 Furj Street 1124 Budapest, Hungary	Australia
Dr. Horvath Balazs	Director of the Reporting Persons	BAH Center 2 Furj Street 1124 Budapest, Hungary	Hungary

(d) – (e) Within the last five years, none of the Reporting Persons or any person named above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 relates to the sale on April 9, 2020 by Gulf Hungary to QH Hungary of 3,404,453 shares of the Issuer’s Common Stock that had been held directly by Gulf Hungary as of such date, in a private transfer for a promissory note in the amount of $458,171,284.74 (the “Sale”).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 relates to the Sale. QH Hungary acquired the shares of Common Stock in the Sale in order to facilitate the entry into the Margin Loan Agreement (as defined below). On April 9, 2020, QH Hungary entered into a Margin Loan Agreement (the “Margin Loan Agreement”) with certain lenders (collectively, the “Margin Lenders”), pursuant to which QH Hungary secured a margin loan in the aggregate amount of Ninety Million Dollars ($90,000,000) (the “Margin Loan”) for a transaction unrelated to Sale. Further, QH Hungary entered into the Pledge and Security agreement with the Margin Lenders, dated April 9, 2020 (the “Pledge and Security Agreement”), pursuant to which QH Hungary pledged all of the Common Stock of the Issuer held by it to the Margin Lenders as collateral for the Margin Loan.

In connection with the Sale, QH Hungary agreed to become a party to the Shareholder Agreement as a Shareholder and the description of the Shareholder Agreement in the Original Schedule 13D shall be read to include QH Hungary as a Shareholder thereunder.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The Common Stock reported on this Schedule 13D is held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,732,818 shares of Common Stock outstanding as of February 29, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on March 20, 2020, the Common Stock owned by the Reporting Persons constitutes approximately 24.1% of the issued and outstanding Common Stock.

Except for the shares of Common Stock owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 and 4 of the Schedule 13D, as amended by this Amendment No. 1, is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated April 13, 2020

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Director

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